FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")

Suite 900, 444-5 Avenue SW

Calgary, Alberta T2P 2T8

2.	Date of Material Change

July 13, 2022.

3.	News Release

A news release dated July 13, 2022, disclosing in detail the material summarized in this material change report was disseminated through the facilities of NewsFile and through the facilities of the Regulatory News Service on July 13, 2022 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed or quoted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On July 13, 2022, TransGlobe entered into an Arrangement Agreement (the "Arrangement Agreement") with VAALCO Energy, Inc., a Delaware corporation ("VAALCO") and VAALCO Energy Canada ULC ("AcquireCo"), an Alberta unlimited liability company and an indirect wholly-owned subsidiary of VAALCO, pursuant to which, among other things, AcquireCo will acquire all of the issued and outstanding common shares of TransGlobe (the "Arrangement") with TransGlobe continuing as a direct wholly-owned subsidiary of AcquireCo and an indirect wholly-owned subsidiary of VAALCO. The Arrangement will be implemented by way of a plan of arrangement (the "Plan of Arrangement") in accordance with the Business Corporations Act (Alberta) (the "ABCA") and is subject to approval by the Court of Queen's Bench of Alberta (the "Court"), the stockholders of VAALCO and the shareholders of TransGlobe, among other customary conditions for a transaction of this nature and size.

5.	Full Description of Material Change

5.1Full Description of Material Change:

The following summary of the Arrangement Agreement is subject to and qualified in its entirety by the full text of the Arrangement Agreement. The Arrangement Agreement has been filed on the Company's SEDAR profile at www.sedar.com, and may include redactions, which are required by the parties to the Arrangement Agreement and permitted under applicable securities laws.

On July 13, 2022, TransGlobe entered into the Arrangement Agreement with VAALCO and AcquireCo, pursuant to which, among other things, AcquireCo will acquire all of the issued and outstanding common shares of TransGlobe with TransGlobe continuing as a direct wholy-owned subsidiary of AcquireCo and an indirect wholly-owned subsidiary of VAALCO. The Arrangement will be implemented by way of Plan of Arrangement in accordance with the ABCA and is subject

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to approval by the Court, the stockholders of VAALCO and the shareholders of TransGlobe, among other customary conditions for a transaction of this nature and size.

On the terms and subject to the conditions of the Arrangement Agreement and the Plan of Arrangement, at the effective time of the Arrangement (the "Effective Time"), each common share of TransGlobe that is issued and outstanding immediately prior to the Effective Time will be deemed to be transferred and assigned to AcquireCo in exchange for 0.6727 of a share ("Exchange Ratio") of VAALCO common stock, par value $0.10 per share ("VAALCO Common Stock") (the "Consideration"). No fractional shares of VAALCO Common Stock will be issued in the Arrangement, and TransGlobe's shareholders will receive cash in lieu of any fractional shares of VAALCO Common Stock. Any shares in respect of which dissent rights have been properly exercised and not withdrawn pursuant to Section 191 of the ABCA, will be deemed to be transferred and assigned to VAALCO, but will not be entitled to the Consideration and will, instead, be subject to dissent rights under the ABCA, as modified by the Plan of Arrangement and the interim order of the Court.

At the Effective Time, on the terms and subject to the conditions of the Arrangement Agreement and the Plan of Arrangement, each option to acquire TransGlobe shares granted under the TransGlobe stock option plan, last amended May 10, 2016, that is outstanding immediately prior to the Effective Time shall be deemed to be fully and unconditionally vested and exercisable and cancelled in exchange for a cash payment from TransGlobe equal to the amount (if any) by which (x) the product of the volume weighted average price of a share of VAALCO Common Stock on The New York Stock Exchange (the "NYSE") for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the effective date ("Closing VWAP") multiplied by the Exchange Ratio exceeds (y) the exercise price of thereof.  At the Effective Time, on the terms and subject to the conditions of the Arrangement Agreement and the Plan of Arrangement, each (i) deferred share unit (each, a "DSU") issued under the TransGlobe DSU plan, dated May 20, 2014, held by persons other than the three directors of TransGlobe who will be appointed to the VAALCO board of directors; (ii) performance share unit (each, a "PSU") issued under TransGlobe's PSU plan, dated May 16, 2014 and last amended March 8, 2017, held by TransGlobe's departing employees; and (iii) restricted stock unit (each, a "RSU") issued under TransGlobe's RSU plan, dated May 16, 2014 and last amended May 10, 2016, held by TransGlobe's departing employees shall be deemed to be fully and unconditionally vested (at the applicable vesting percentage, in the case of PSUs) and cancelled in exchange for a cash payment from TransGlobe equal to the product of the Closing VWAP multiplied by the Exchange Ratio.  All DSUs, PSUs and RSUs not described in the preceding sentence that are outstanding immediately prior to the Effective Time shall remain outstanding and the terms of such DSUs, RSUs and PSUs will continue to be governed by the applicable plan and each such applicable plan will be amended pursuant to the terms of the applicable plan so as to substitute for common shares of TransGlobe underlying such DSU, RSU and PSU, a number of shares of VAALCO Common Stock in an amount equal to (a) the number of common shares of TransGlobe underlying such DSU, RSU or PSU, multiplied by (b) the Exchange Ratio.

Pursuant to the Arrangement Agreement, at the Effective Time, the board of directors of VAALCO (the "Board of Directors") will be comprised of four members of VAALCO's existing Board of Directors, namely Andrew L. Fawthrop, George Maxwell, Cathy Stubbs and Fabrice Nze-Bekale; and three members of TransGlobe's existing board of directors: David Cook, Edward LaFehr and Tim Marchant. Andrew L. Fawthrop, VAALCO's Chair of the Board of Directors, will continue as the Chair of the Board of Directors. VAALCO Common Stock will continue to be listed on the NYSE and the London Stock Exchange (the "LSE").  The consummation of the Arrangement will result in VAALCO stockholders owning approximately 54.5% and TransGlobe shareholders

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owning approximately 45.5% of the combined company, calculated based on vested outstanding shares of each company outstanding as of the date of the Arrangement Agreement.

Each of VAALCO and TransGlobe has made customary representations and warranties and covenants in the Arrangement Agreement, including covenants regarding the conduct of their respective businesses prior to the closing of the Arrangement.

The shareholders of TransGlobe will be asked to approve the Arrangement (the "TransGlobe Resolution") at a shareholder meeting, and the stockholders of VAALCO will be asked to approve (i) the issuance of shares of VAALCO Common Stock as Consideration for the Arrangement (the "Consideration Shares") (the "VAALCO Share Issuance Resolution"); and (ii) an amendment to VAALCO's certificate of incorporation to increase the size of VAALCO's authorized share capital (the "VAALCO Amendment Resolution" and, together with the VAALCO Share Issuance Resolution, the "VAALCO Resolutions") at a stockholder meeting. VAALCO will use commercially reasonable efforts to schedule its stockholder meeting as promptly as reasonably practicable following clearance by the Securities and Exchange Commission of VAALCO's proxy statement relating to such meeting and on the same date as the TransGlobe's shareholder meeting.  TransGlobe will use its commercially reasonable efforts to schedule its shareholder meeting on the same date as VAALCO's stockholder meeting.

The closing of the Arrangement is conditioned on the adoption of (i) the TransGlobe Resolution by the affirmative vote of two-thirds of the TransGlobe shareholders who vote (in person or by proxy) at the TransGlobe meeting and, if required by Canadian securities laws, a simple majority of the votes cast on the TransGlobe Resolution by TransGlobe shareholders who vote (in person or by proxy) at the TransGlobe meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (the "TransGlobe Shareholder Approval"); and (ii)(A) the VAALCO Share Issuance Resolution by the affirmative vote of the holders of a majority of shares of VAALCO Common Stock who, being present or voting by proxy and entitled to vote at the VAALCO stockholders meeting, cast votes affirmatively or negatively on the VAALCO Share Issuance Resolution; and (B) the VAALCO Amendment Resolution by the affirmative vote of the holders of a majority of the outstanding shares of VAALCO Common Stock entitled to vote at the VAALCO stockholders meeting (the "VAALCO Stockholder Approval"). Consummation of the Arrangement is also subject to (a) the approval of the Arrangement by the Court in form and substance acceptable to each of VAALCO and TransGlobe, acting reasonably; (b) the absence of any law, injunction or other governmental order that prohibits the consummation of the Arrangement; (c) the approval for listing on the NYSE of the Consideration Shares; (d) the U.K. Financial Conduct Authority (the "FCA") shall have acknowledged that the application for admission of VAALCO's enlarged share capital has been approved and (after satisfaction of any conditions to which such approval is expressed to be subject ("U.K. Listing Conditions")), such admission will become effective as soon as a dealing notice has been issued by the FCA and any U.K. Listing Conditions having been satisfied; (e) the LSE shall have acknowledged that the conditions to VAALCO's enlarged share capital being admitted to trading on the standard segment of the main market of the LSE have been satisfied; (f) the availability of an exemption of Consideration Shares from the registration requirements of the Securities Act of 1933 (the "Securities Act") under Section 3(a)(10) thereof; (g) the absence of a material adverse effect in respect of either TransGlobe or VAALCO; (h) to the extent required or necessary, (1) the approval or consent of, or waiver or non-exercise of any material termination, pre-emption or similar rights by, any governmental entity in, or in respect of the interests held by TransGlobe in, Canada and Egypt and (2) no actions or inactions having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any license or permit held by TransGlobe or any of its

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subsidiaries in respect of the interests held by TransGlobe in Canada and Egypt which is necessary for the proper carrying on of its business; (i) dissent rights not having been exercised (or if exercised, remaining unwithdrawn) with respect to more than 10% of the issued and outstanding TransGlobe shares; and (j) other customary closing conditions, including the accuracy of the other party's representations and warranties (subject to certain materiality qualifications), and the other party's compliance with its covenants and agreements contained in the Arrangement Agreement.

Each of VAALCO and TransGlobe is subject to customary restrictions on their respective abilities to solicit alternative acquisition proposals and to provide information to, or engage in discussions with, third parties regarding such proposals, except that each of VAALCO and TransGlobe is permitted in limited circumstances prior to the VAALCO Stockholder Approval or the TransGlobe Shareholder Approval, as applicable, to provide information to, and engage in discussions with, a party which has made an unsolicited acquisition proposal that the VAALCO or TransGlobe board of directors, as applicable, has determined constitutes or would reasonably be expected to constitute a TransGlobe Superior Proposal or VAALCO Superior Proposal, as applicable (each, as defined in the Arrangement Agreement). Notwithstanding these no solicitation restrictions, (a) prior to obtaining the VAALCO Stockholder Approval, the Board of Directors of VAALCO may, upon receipt of a VAALCO Acquisition Proposal (as defined in the Arrangement Agreement) that did not result from a material breach of the solicitation restrictions, and that it determines in good faith constitutes a VAALCO Superior Proposal (as defined in the Arrangement Agreement), change its recommendation that the VAALCO stockholders approve the VAALCO Resolutions and (b) prior to obtaining the TransGlobe Shareholder Approval, the board of directors of TransGlobe may, upon receipt of a TransGlobe Acquisition Proposal (as defined in the Arrangement Agreement) that did not result from a material breach of the solicitation restrictions, and that it determines in good faith constitutes a TransGlobe Superior Proposal, change its recommendation that the TransGlobe shareholders approve the TransGlobe Resolution, in each case, subject to compliance with certain notice and other procedures set forth in the Arrangement Agreement. Before the board of directors of VAALCO or TransGlobe, as the case may be, changes its respective recommendation, the other party must be provided with a five business days' "match right."  In addition, in limited circumstances prior to the VAALCO Stockholder Approval or the TransGlobe Shareholder Approval, the boards of directors of each of VAALCO and TransGlobe, respectively, may effect a change of its respective recommendation in response to an applicable intervening event, if the respective board of directors determines in good faith that a failure to effect a change in recommendation would be inconsistent with such board of directors' fiduciary duties. Before the board of directors of VAALCO or TransGlobe, as the case may be, effects a change in its respective recommendation in response to an intervening event, the other party must be provided with a five business day prior notice period during which such party may propose to amend the terms of the Arrangement and such board of directors must review any such proposal and determine in good faith whether such proposal would obviate the need to effect a change in recommendation.

The Arrangement Agreement contains certain termination rights for both TransGlobe and VAALCO, including where (a) the Arrangement is not consummated on or before October 19, 2022 (subject to extensions by periods of 15 business days if the final order for the Arrangement has not been received from the Court provided that such extensions may not extend the outside date beyond January 31, 2023) (as so extended, the "Outside Date"), (b) a law or order comes into effect prohibiting consummation of the Arrangement and such law or order has become final and non-appealable or (c) the TransGlobe Shareholder Approval or the VAALCO Stockholder Approval is not obtained at the relevant meeting held for such purpose. Additionally, each of VAALCO and TransGlobe has a separate termination right if (a) the board of directors of the other party changes its recommendation at any time prior to such party's stockholder or shareholder approval, as the case may be, is obtained; (b) the other party materially breaches its no solicitation restrictions;

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(c) there has been a material adverse effect on the other party; or (d) the other party breaches its representations, warranties or covenants in a manner that would cause certain conditions precedent to be unfulfilled and incapable of being satisfied by the Outside Date.

The Arrangement Agreement further provides that, upon termination of the Arrangement Agreement under certain circumstances, TransGlobe or VAALCO, as the case may be, will be required to pay a termination fee to the other party (each a "Termination Fee"). TransGlobe is required to pay a Termination Fee of $9.15 million in the following circumstances: (a) VAALCO terminates the Arrangement Agreement because of a change in recommendation by the TransGlobe board of directors prior to the time the TransGlobe Shareholder Approval is obtained; (b) either party terminates the Arrangement Agreement because of a failure to obtain the TransGlobe Shareholder Approval following a change in recommendation by the TransGlobe board of directors; or (c)(1) either party terminates the Arrangement Agreement because the transaction is not completed by the Outside Date or because of a failure to obtain the TransGlobe Shareholder Approval or (2) VAALCO terminates the Arrangement Agreement because TransGlobe has materially breached its representations, warranties or covenants, but only if, in each case, (i) prior to such termination an acquisition proposal for TransGlobe has been made or publicly announced (and is not withdrawn at least five business days before the TransGlobe shareholder meeting) and (ii) on or prior to the 12 month anniversary of the date of termination TransGlobe consummates, any acquisition proposal for TransGlobe or enters into a definitive agreement in respect of an acquisition proposal for TransGlobe, which is subsequently completed (whether or not on or prior to the 12 month anniversary of the date of such termination). VAALCO is required to pay a Termination Fee of $9.15 million in the following circumstances: (a) TransGlobe terminates the Arrangement Agreement because of a change in recommendation by the VAALCO Board of Directors prior to the time VAALCO Stockholder Approval is obtained; (b) either party terminates the Arrangement Agreement because of a failure to obtain the VAALCO Stockholder Approval following a change in recommendation by the VAALCO Board of Directors; or (c)(1) either party terminates the Arrangement Agreement because the transaction is not completed by the Outside Date or because of a failure to obtain the VAALCO Stockholder Approval or (2) TransGlobe terminates the Arrangement Agreement because VAALCO has materially breached its representations, warranties or covenants, but only if, in each case, (i) prior to such termination an acquisition proposal for VAALCO has been made or publicly announced (and is not withdrawn at least five business days before the VAALCO stockholder meeting) and (ii) on or prior to the 12 month anniversary following the date of termination VAALCO consummates, any acquisition proposal for VAALCO or enters into a definitive agreement in respect of an  acquisition proposal for VAALCO, which is subsequently completed (whether or not on or prior to the 12 month anniversary of the date of such termination).

If the Arrangement Agreement is terminated by (i) either VAALCO or TransGlobe as a result of the TransGlobe Shareholder Approval not being obtained; or (ii) by VAALCO as a result of a breach of representation or failure to perform any covenant or agreement on the part of TransGlobe and such breach or failure would cause certain of the conditions in the Arrangement Agreement not to be satisfied, then the Arrangement Agreement provides for an expense reimbursement in favor of VAALCO for reasonable and documented out-of-pocket expenses (up to an aggregate maximum amount of $2.0 million) incurred subsequent to May 16, 2022 and prior to the termination.  If the Arrangement Agreement is terminated by (i) either VAALCO or TransGlobe as a result of the VAALCO Stockholder Approval not being obtained; or (ii) by TransGlobe as a result of a breach of representation or failure to perform any covenant or agreement on the part of VAALCO and such breach or failure would cause certain of the conditions in the Arrangement Agreement not to be satisfied, then the Arrangement Agreement provides for an expense reimbursement in favor of

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TransGlobe for reasonable and documented out-of-pocket expenses (up to an aggregate maximum amount of $2.0 million) incurred subsequent to May 16, 2022 and prior to the termination.

VAALCO Voting Agreements

On July 13, 2022, as an inducement for TransGlobe to enter into the Arrangement Agreement, TransGlobe entered into support and voting agreements (the "VAALCO Voting Agreements") with directors and certain members of the executive leadership team of VAALCO (each, a "VAALCO Holder"), whereby, among other things, such VAALCO Holders, in their capacities as security holders and not in their capacities as directors or officers of VAALCO have agreed, among other things, (a) to vote or cause to be voted all VAALCO Common Stock, options to purchase VAALCO Common Stock granted, and VAALCO RSUs issued, under the VAALCO Incentive Plans (as defined in the Arrangement Agreement), and any other securities of VAALCO owned or acquired by them during the term of the VAALCO Voting Agreements (the "VAALCO Holder Securities") in favor of the Arrangement and against any resolution that could reasonably be expected to adversely affect the likelihood of completion of the Arrangement; (b) not to exercise any dissent rights; and (c) not to sell, transfer, pledge or assign any VAALCO Holder Securities, subject to customary exceptions.

The VAALCO Voting Agreements terminate upon the earliest of (a) mutual written consent of the parties; (b) the termination of the Arrangement Agreement in accordance with its terms; or (c) the Effective Time.

TransGlobe Voting Agreements

On July 13, 2022, as an inducement for VAALCO to enter into the Arrangement Agreement, VAALCO entered into support and voting agreements (the "TransGlobe Voting Agreements") with directors and members of the executive leadership team of TransGlobe (each, a "TransGlobe Holder"), whereby, among other things, such TransGlobe Holders, in their capacities as security holders and not in their capacities as directors or officers of VAALCO have agreed, among other things, (a) to vote or cause to be voted all TransGlobe common shares, options to purchase TransGlobe common shares, TransGlobe DSUs, TransGlobe PSUs, TransGlobe RSUs and any other securities of TransGlobe owned or acquired by them during the term of the TransGlobe Voting Agreements (the "TransGlobe Holder Securities") in favor of the Arrangement and against any resolution that could reasonably be expected to adversely affect the likelihood of completion of the Arrangement, and (b) not to sell, transfer, pledge or assign any TransGlobe Holder Securities, subject to customary exceptions.

The TransGlobe Voting Agreements terminate upon the earliest of (a) mutual written consent of the parties, (b) the termination of the Arrangement Agreement in accordance with its terms; (c) VAALCO or AcquireCo decreases the amount of the Consideration or effects a change to the terms of the Arrangement Agreement that is materially adverse to the applicable TransGlobe Holder without his or her consent; or (d) the Effective Time.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

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7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Randy Neely, President and Chief Executive Officer, by telephone at +1.403.444.4781.

9.	Date of Report

July 14, 2022.

Advisory on Forward-Looking Information and Statements

Certain statements included in this material change report constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about the terms of the Agreement. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "will", "shall" or similar words suggesting future outcomes or statements. In particular, forward-looking information and statements contained in this document include, but are not limited to: the terms of the Arrangement Agreement, including timing and closing of the Arrangement, receipt of required approvals, satisfaction of other customary closing conditions and expected changes and appointments to the executive leadership team and board of directors of VAALCO; the treatment of TransGlobe's Options, RSUs, PSUs and DSUs; and other matters. Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this material change report, assumptions have been made regarding, among other things: that the Arrangement will be completed on the terms contemplated by the Arrangement Agreement; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, shareholder, stock exchange and other third party approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement, and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things: the ability to obtain shareholder, court and regulatory approvals in connection with the Arrangement; the ability to complete the Arrangement on the anticipated terms and timetable; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of TransGlobe and/or VAALCO; the tax treatment of the Arrangement in Canada, the United States and the United Kingdom; declines in oil or natural gas prices or the emergence of a TransGlobe Superior Proposal or VAALCO Superior Proposal may result in the termination of the Arrangement Agreement. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe's public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this material change report are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this material change report are expressly qualified by this cautionary statement.

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